NO ACT

DC
PE
1-22-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042809

Received SEC

MAR 19 2008

Washington, DC 20549

March 19, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2008

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to ExxonMobil by Kenneth W. Sambell. We also have received a letter from the proponent on February 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth W. Sambell
5501 W Mayfield Rd
Arlington, TX 76016-2809

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

**James Earl Parsons**
Counsel

ExxonMobil



January 22, 2008

***VIA HAND DELIVERY***
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8*
*Omission of Shareholder Proposal Regarding Oil Royalty Payments*

Gentlemen and Ladies:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Ken W. Sambell (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

## THE PROPOSAL

The Proposal states that (1) "[T]he amount of [oil] royalties, paid to a host Govt., should be declared publicly and clearly, so that all parties can be held accountable"; (2) "The Association of Oil Producing Countries should accept this as a standard practice to eliminate any disadvantage when competing against Companies who decline to publish this data clearly"; and (3) "Sanctions could be imposed for failure to publish this data." The Proposal further states that the disclosure of royalties "should include all transactions which could be classified as royalties." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

## BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rules 14a-8(i)(3) and 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and beyond the Company's power to implement;
- Rule 14a-8(i)(6) because the Proposal would require intervening actions by independent third parties and is therefore beyond the Company's power to implement; and
- Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., decisions relating to supplier relationships).

## ANALYSIS

### I. The Proposal May Be Excluded Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading under Rule 14a-8(i)(3) and Beyond the Power of the Company to Implement under Rule 14a-8(i)(6).

We believe that the broad, imprecise, and undefined scope of the Proposal's subject matter and the wording of the Proposal itself renders the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being inherently misleading in violation of Rule 14a-9. In addition, we believe the Proposal may be excluded under Rule 14a-8(i)(6), which permits a company to exclude a shareholder proposal if it is beyond the company's power to implement, because the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992).

*A. The Proposal May Be Excluded under Rule 14a-8(i)(3)Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that inherently vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *Philadelphia Electric Co.* (avail. July 30, 1992).
Moreover, the Staff has concurred on numerous occasions that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (concurring with the exclusion of a shareholder proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations as "vague and indefinite"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Finally, the Staff consistently has concurred that shareholder proposals requesting certain disclosures can be excluded as vague and indefinite when the proposals contain only general or uninformative references to the information implicated or required to be generated by the proposal. For example, in *Kroger Co.* (avail. Mar. 19, 2004), a proposal requested the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. The Staff agreed, concurring in the proposal's omission under Rule 14a-8(i)(3). *See also The Ryland Group, Inc.* (avail. Jan. 19, 2005), *ConAgra Foods Inc.* (avail. July 1, 2004), *Albertsons, Inc.* (avail. Mar. 5, 2004), *Terex Corp.* (avail. Mar. 1, 2004) and *Smithfield Foods, Inc.* (avail. July 18, 2003) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as "vague and indefinite"); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite").

The Proposal, like those described above, is vague and indefinite in numerous respects, including:

1. Various critical terms and elements contained in the Proposal are undefined, unexplained, or otherwise ambiguous. For example:

    a. The Proposal requests the "Association of Oil Producing Countries [to] accept [the Proposal] as a standard practice." However, to the Company's knowledge, no such organization exists.[1] It is therefore impossible for the Company and its shareholders to ascertain the intended focus of the Proposal. Likewise, as discussed in more detail in subsection (b) below, it is impossible for the Company to implement this provision without knowing to whom it refers.

    b. The Proposal states that "[s]anctions could be imposed for failure to publish [the requested] data," but does not specify who would be subject to sanctions, the form of any sanctions, or the sanctioning authority. Under the Proposal's broad and indefinite language, sanctions could conceivably be imposed on both companies and host governments, and it is impossible to ascertain the sanctioning authority that would be responsible for monitoring the requested disclosure and imposing sanctions.

    c. The Proposal defines "royalties" extremely broadly to "include all transactions which could be classified as royalties." It is impossible to determine from such a broad definition precisely what types of payments must be disclosed. Although the generally understood definition of "royalty"—"a share of the product or profit reserved by the grantor especially of an oil or mining lease"; *see, e.g.*,

---

[1] Establishing the *non*-existence of an entity is an imprecise science. In an effort to locate the Association of Oil Producing Countries referenced in the Proposal, we searched various online databases including Google, Yahoo!, LexisNexis, and Westlaw. We also searched various oil industry websites, including the American Petroleum Institute and the Organization of Petroleum Exporting Countries (OPEC), for any reference to the organization referenced in the Proposal, finding none. Incidentally, although OPEC is occasionally referred to as *an* association of oil producing countries, it is not known as *the* Association of Oil Producing Countries, to which the Proposal refers.

http://m-w.com/dictionary/royalty (def. 5(a))—would certainly be included, it is unclear whether other types of payments, such as permit fees, taxes, and lease payments, or in-kind production sharing arrangements also are intended to be covered.

2. The Proposal does not specify the manner in which the Proposal would be implemented, stating only that "[t]he amount of royalties, paid to a host Govt., should be declared publicly and clearly, so that all parties can be held accountable." This vague and indefinite language makes it impossible for the Company or its shareholders "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. For example:

   a. The Proposal does not specify what action the Company is expected to take to implement the Proposal's disclosure requirements, leaving the Company and its shareholders to guess whether the Company is expected to promulgate a new corporate policy, amend its bylaws, or take some other action if the Proposal was adopted.

   b. The Proposal does not specify the manner in which the requested information must be disclosed, leaving the Company and its shareholders to guess whether the disclosure should be made in a report, press release, website announcement, or by some other means.

   c. The Proposal does not specify whether it applies only—or, indeed, at all—to the Company. Rather, the Proposal's broad language suggests it could be intended apply to all companies paying oil royalties to host governments. Further, the Proposal's subsequent request that the "Association of Oil Producing Countries should accept this [Proposal] as a standard practice" suggests that host governments also are expected to disclose royalties either in lieu of, or in addition to, the companies paying the royalties.

   d. The Proposal neither provides any time frame for the information requested, nor addresses any transition issues as to how quickly the requested disclosure must be effected initially. It also fails to specify the frequency with which the requested disclosure must be made going forward.

Similar to the Staff's findings on numerous occasions—as cited above in *Fuqua Industries, Inc.*, *Bank of America Corp.*, and *Berkshire Hathaway Inc.*—the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B. *See also The Boeing Corp.* (avail. Feb. 10, 2004) (concurring that a proposal that the company amend its bylaws to require that an independent director serve as chairman could be excluded under Rule 14a-8(i)(3) "as vague and indefinite because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Here, the Proposal is comparable to the above proposals that the Staff has permitted companies to exclude due to vague language and references that do not inform shareholders of the manner in which the proposal is intended to operate, thereby preventing shareholders from making an informed choice. This inability of shareholders to make an informed decision is even more pronounced than in the examples cited above because the Proposal's broad language is not only ambiguous as to the manner and nature of disclosure sought, but also as to whom the Proposal is intended to apply. As such, neither the Company's shareholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal.

Based on the foregoing, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

*B. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because It Is Impermissibly Vague and Indefinite so as To Be Beyond the Company's Power to Implement.*

The Proposal also is excludable under Rule 14a-8(i)(6) because it is beyond the Company's power to implement due to its vague and indefinite terms. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992).

As discussed in detail above, the Proposal is vague and indefinite in numerous respects. Most relevant to the application of Rule 14a-8(i)(6), the Proposal does not state with any precision the actions that the company would be required to take upon the Proposal's adoption, offering no insight into, *inter alia*, the manner in which the requested information must be disclosed, the timing of such disclosure, the applicability of the Proposal to the Company, other companies and host governments, and the means by which compliance with the requested disclosure requirements would be monitored and enforced. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3), it is also excludable under Rule 14a-8(i)(6) as impermissibly vague and indefinite so as to be beyond the Company's power to implement.

## II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

We also believe that the Company may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(6) because the Company "would lack the power or authority to implement the [P]roposal." As discussed above, the Proposal requests an apparently non-existent third party—the Association of Oil Producing Countries—to "accept [the Proposal's disclosure requirements] as a standard practice." Furthermore, the Proposal's broad language makes it impossible to determine whether the Proposal is intended to apply only to the Company or to other companies and host governments, as well. Likewise, it is not clear from the Proposal's vague language what entities would be responsible for imposing the sanctions contemplated by the Proposal. However, even assuming the Company could somehow ascertain the entities intended to be covered by the Proposal, the Proposal remains excludable under Rule 14a-8(i)(6) because the Company lacks the power to compel these third-party entities to adopt the Proposal or comply with its terms.

The Staff consistently has concurred that shareholder proposals are excludable under Rule 14a-8(i)(6) where a company cannot ensure that the requested actions would occur. For example, "where implementing the proposal would require intervening actions by independent third parties," exclusion under Rule 14a-8(i)(6) may be appropriate. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), at n.20. *See also First Hartford Corp.* (avail. Oct. 15, 2007) (concurring that a proposal to amend the company's bylaws to require a majority of the board of directors to be "independent" at all times was excludable under Rule 14a-8(i)(6) as beyond the company's power to implement because the company could not control its directors at all times); *AT&T Corp.* (avail. March 10, 2002) (concurring that a proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" was excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal").

When examining whether a proposal is beyond the company's power to implement or requires intervening third-party actions for purposes of Rule 14a-8(i)(6), the Staff examines the actual implementation of the actions that are the subject of the Proposal, not simply whether the company literally has the power to adopt a bylaw or policy reflecting the Proposal's terms. For example, in *Catellus Development Corp.* (avail. Mar. 3, 2005), the Staff concurred that a proposal directing the company to adopt a policy relating to a particular piece of property was beyond the company's power to implement and therefore excludable under Rule 14a-8(i)(6) because the company no longer owned the property that was the subject of the proposed policy and therefore could not control the property's transfer, use or development. Similarly, in *American Electric Power Co., Inc.* (avail. Feb. 5, 1985), the Staff concurred in the exclusion under the predecessor to Rule 14a-8(i)(6) of a proposal relating to the completion of a plant jointly owned by the company and non-affiliated third parties because the company lacked the power to complete the plant without approval of the co-owners and could not compel such approval. *See also General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under

Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied—*i.e.,* that the chairman retain his or her independence at all times—and no mechanism was provided to cure a failure); *Xerox Corp.* (avail. Feb. 23, 2004) (proposal requesting that the board amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings could be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because action would require shareholder approval, which the company could not ensure).

In this case, similar to the precedent discussed above, it is impossible for the Company to ensure that the Association of Oil Producing Countries, should such an organization exist, or other third-party entities contemplated by the Proposal's broad reach would take the actions required by the Proposal. While the Company could conceivably develop and adopt a bylaw requiring the Company to make the requested disclosures, corporate bylaws do not operate to establish rights or obligations as between corporations and third parties. Likewise, adoption of a corporate policy will not bind third parties to adherence with that policy. Thus, if the Company were to adopt a bylaw or corporate policy to implement the disclosure requested by the Proposal, that action would not ensure that the Association of Oil Producing Countries and other unnamed but intended third parties would take the requisite actions. Specifically, the Company lacks the power to compel a third party to accept the Proposal "as a standard practice" or to comply with its disclosure requirements. Likewise, the Company lacks the power to sanction noncompliance by third parties or, conversely, to empower third parties to issue sanctions, as is apparently envisioned by the Proposal.

Similar to the proposals in *Catellus Development Corp.*, *American Electric Power Company, Inc.*, *General Electric Co.*, and *Xerox Corp.* discussed above, the Proposal "would require intervening actions by independent third parties," over which the Company has no control. Accordingly, the Company "would lack the power or authority to implement the [P]roposal," and it may therefore be excluded under Rule 14a-8(i)(6).

## III. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rules 14a-8(i)(3) and 14a-8(i)(6) as set forth above, under well-established precedent, we also believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. *See* 1998 Release; Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal states that the "amount of [oil] royalties, paid to a host Govt., should be declared publicly and clearly" and specifies that this disclosure "should include all transactions which could be classified as royalties." The Company's determination as to the resource owners or other suppliers with which it does business, as well as the terms of those arrangements, are precisely the type of day-to-day business decisions Rule 14a-8(i)(7) was intended to shield from shareholder oversight. In the 1998 Release, the Staff explicitly referenced the "retention of suppliers" as an example of the type of ordinary business operations "fundamental to management's ability to run a company," and therefore excludable under Rule 14a-8(i)(7).

Accordingly, the Staff consistently has concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters where the proposal relates to decisions regarding vendor and supplier relationships. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (permitting the omission of a shareholder proposal under Rule 14a-8(i)(7) that requested the company report on its policies to address consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *Int'l Business Machines Corp.* (avail. Dec. 29, 2006) (concurring that a proposal regarding company practices with respect to vendors was excludable because it related to ordinary business matters, specifically, "decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) relating to the company's relationships with different bottlers because it involved "decisions relating to vendor relationships"). Thus, shareholder proposals that improperly seek to involve shareholders in day-to-day decisions regarding a company's suppliers are excludable as relating to ordinary business matters.

Like the precedent discussed above, by requesting broad disclosure pertaining to the Company's resource supply relationships, the Proposal seeks to micro-manage the Company's day-to-day business operations, and it may therefore properly be excluded under Rule 14a-8(i)(7). As described in detail in Sections I and II above, the Proposal's broad definition of "royalties" suggests that the Company would be required to disclose all of its transactions with government resource owners, including lease payments, permit fees, tax payments, production sharing arrangements and other ordinary business transactions and expenses. Such broad reach necessarily implicates all aspects of the Company's supply relationships, thereby intruding on the Company's ordinary business operations. Accordingly, because the Proposal seeks to "'micro-manage' the [C]ompany by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," it may properly be excluded under Rule 14a-8(i)(7). *See* 1998 Release.

In addition to permitting the omission of proposals relating to supplier relationships generally as described above, the Staff routinely has granted no action relief where a shareholder proposal relates to management's selection of *specific* suppliers or vendors. *See, e.g., Pfizer Inc.* (avail. Jan. 31, 2007) (concurring in the omission of a proposal requesting "an annual formal review and presentation of advertising agencies"); *The Charles Schwab Corp.* (avail. Feb. 23, 2005) (concurring with exclusion of a proposal that sought shareholder ratification of independent auditor); *General Electric Co.* (avail. Jan. 5, 2005) (concurring in the omission of proposal requesting shareholder ratification of board's selection of a transfer agent/registrar). In each of the above cases, the proposals pertained to "vendors" or "suppliers" insofar as they required disclosure of companies with whom each company had contracted, retained, or was considering retaining for the purpose of supplying services. Thus, in the above-cited letters, the Staff confirmed its position that a shareholder proposal may be excluded under Rule 14a-8(i)(7) because it impermissibly attempts to micro-manage management's decisions regarding the sourcing of its products and services. The Proposal similarly attempts to micro-manage the Company's selection of supply sources. The express purpose of the Proposal's requested disclosure is "so that all parties can be held accountable," presumably with the intent of influencing the Company's selection of business partners. As such, the Proposal seeks to intrude on the Company's ordinary business operations by injecting shareholder oversight into the Company's relationships with resource owners and other suppliers, and—like the precedent described above—it therefore runs afoul of Rule 14a-8(i)(7)'s proscription against shareholder micro-management.

Accordingly, based on the precedent described above and the Proposal's focus on ordinary business matters regarding the Company's supply relationships, as well as its attempt to micro-manage the Company's operations with respect to such issues, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,

James Earl Parsons

James E. Parsons

Enclosures

cc: Ken W. Sambell

100372164_5.DOC

**EXHIBIT A**

1. ~~[illegible]~~
2. OGH

RECEIVED
OCT 24 2007
H. H. HUBBLE

# TRANSPORTATION ENGINEERING ASSOCIATES
# (T.E.A.)

SHAREHOLDER PROPOSAL


**Ken W. Sambell,**
MSAE, BSME,
Ken Sambell
5501 W. Mayfield Rd.
Arlington, TX 76016-2809
**(817) 451-8360**


OCT 24 2007

NO. OF SHARES 3210
DISTRIBUTION: HHH: REG: TJG:
LKD: JCP: DGH: SMD

SECRETARY
EXXON MOBIL INC

10-22-07.

DEAR SIR,

SHAREHOLDER PROPOSAL

TITLE: ROYALTY PAYMENTS SHOULD BE PUBLISHED CLEARLY

Whereas:

1. Oil royalties paid to developing Countries are often stolen by the ruling elite, and transferred out of the country, and

2. This creates civil unrest and even armed conflict. The effect can be disastrous, and

3. In some cases (Nigeria), the presence of the oil Companies has been a major disaster for the general population.

Be it Resolved:

1. The amount of royalties, paid to a host Govt., should be declared publicly and clearly, so that all parties can be held accountable.

2. This should include all transactions which could be classified as royalties.

3. The Association of Oil Producing Countries should accept this as a standard practice to eliminate any disadvantage when competing against Companies who decline to publish this data clearly.

4. Sanctions could be imposed for failure to publish this data.

PLEASE ADVISE IF THIS CAN BE INCLUDED IN THE AGENDA FOR THE NEXT A.G.M. ........................

THANK YOU, Ken W. Sambell

JNT

SHARE HOLDER C0004559959

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Henry H. Hubble**
Vice President, Investor Relations
and Secretary

ExxonMobil

October 31, 2007

**VIA UPS – OVERNIGHT DELIVERY**

Mr. Ken W. Sambell
5501 West Mayfield Road
Arlington, TX 76016-2809

Dear Mr. Sambell:

This will acknowledge receipt of the proposal concerning royalty payments that you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. Since your name appears in the company's records as a shareholder, we were able to verify your share ownership.

However, Rule 14a-8(b)(1) (copy enclosed) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

Your response adequately correcting this problem must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

You should note that you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

**Rule §240.14a-8. Shareholder Proposals**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

**(a) Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**
**Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.**

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

*(2) Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

*(3) Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

*(4) Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

*(5) Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

*(6) Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

*(7) Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

*(9) Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

*(10) Substantially Implemented:* If the company has already substantially implemented the proposal;

*(11) Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

*(12) Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

*(13) Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

"QuantumView" <QuantumViewNotify@ups.com>

11/01/07 10:38 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0194782674

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

**At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.**

**Important Delivery Information**

**Delivery Date / Time:** 01-November-2007 / 9:53 AM
**Driver Release Location:** MET CUSTOMER WO

## Shipment Detail

**Ship To:**
Mr. Ken W. Sambell
Mr. Ken W. Sambell
5501 West Mayfield Road
ARLINGTON
TX
760162809
US

| | |
|---|---|
| **UPS Service:** | NEXT DAY AIR |
| **Shipment Type:** | Letter |
| **Tracking Number:** | 1Z75105X0194782674 |
| **Reference Number 1:** | 0137/6401 |

TO MR H.H. HUBBLE, [illegible]

RE: YOUR 10/31/07

1. I CONFIRM THAT I WILL RETAIN AT LEAST 20 SHARES THRU THE AGM.
2. I WILL ATTEND AGM TO PRESENT PROPOSAL IN PERSON. THANKS K.W. Sambell

# TRANSPORTATION ENGINEERING ASSOCIATES
## (T.E.A.)

K.W. Sambell

Orig - DGH
C - HHH

RECEIVED
NOV 09 2007
H. H. HUBBLE


**Ken W. Sambell,** MSAE, BSME,
Ken Sambell
5501 W. Mayfield Rd.
Arlington, TX 76016-2809
***(817) 451-8360***


SECRETARY
EXXON MOBIL INC
DEAR SIR,

10-22-07.

SHAREHOLDER PROPOSAL
NOV 09 2007
NO. OF SHARES
DISTRIBUTION: HHH: REG: TJG: BEJ: JER: DGH: SMD

SHAREHOLDER PROPOSAL

TITLE: ROYALTY PAYMENTS SHOULD BE PUBLISHED CLEARLY

Whereas:

1. Oil royalties paid to developing Countries are often stolen by the ruling elite, and transferred out of the country, and

2. This creates civil unrest and even armed conflict. The effect can be disastrous, and

3. In some cases (Nigeria), the presence of the oil Companies has been a major disaster for the general population.

Be it Resolved:

1. The amount of royalties, paid to a host Govt., should be declared publicly and clearly, so that all parties can be held accountable.

2. This should include all transactions which could be classified as royalties.

3. The Association of Oil Producing Countries should accept this as a standard practice to eliminate any disadvantage when competing against Companies who decline to publish this data clearly.

4. Sanctions could be imposed for failure to publish this data.

PLEASE ADVISE IF THIS CAN BE INCLUDED IN THE AGENDA FOR THE NEXT A.G.M. ......................

THANK YOU, Ken W. Sambell

JNT

SHARE HOLDER C0004559959

RE: EXXON SHAREHOLDER PROPOSAL

Kenneth W Sambell
5501 W Mayfield Rd
Arlington, TX 76016-2809

1-23-07

To: Office of Chief Coun sel, U.S. Securities and Exchange Commission,

Mr. H.H.Hubble, Secretary, ExxonMobil,

Mr. J.E.Parsons, Counsel, ExxonMobil, REF: 10037216 4_S.DOC

Shareholder Proposal: ROYALTY PAYMENTS SHOULD BE PUBLISHED CLEARLY.



This proposal has been abbreviated to eliminate objections by Counsel.

Nothing has been added.

I request that it be submitted for the 2008 AGM.

PROPOSAL: 1. Oil royalties paid to developing Countries are often stolen by the ruling elite, and transferred out of the country, and

2. This creates civil unrest and even armed conflict. The effect can be disastrous, and

3. In some cases (Nigeria), the presence of the oil Companies has been a major disaster for the general population.

Be it Resolved:

1. The amount of royalties, paid to a host Govt., should be declared publicly and clearly, so that all parties can be held accountable.

Submitted by Ken W. Sambell
Shareholder Acct. C0004559959

Note: Since this is a shareholder proposal to ExxonMobil, it is obvious that the intent is for ExxonMobil to publish the data.

SUBMITTED
Ken. W. Sambell

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

The proposal contains various provisions relating to oil royalties, including that the "Association of Oil Producing Countries" should accept matters contained in the proposal as a standard practice and that sanctions could be imposed.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END